United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Goldman Sachs Group Inc.

Name of persons relying on exemption: John Harrington, Harrington Investments, Inc.

Address of persons relying on exemption: Harrington Investments, Inc., 1001 Second Street, Suite 325, Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to Goldman Sachs Group Inc.

Harrington Investments, Inc. urges you to vote FOR Item #5 on the proxy, the Shareholder Proposal requesting the Board to review the Business Roundtable Statement on the “Purpose of a Corporation” signed by our CEO and can be fully implemented through changes to governance and management systems

SUMMARY OF RESOLUTION

The Proposal that shareholders request our Board of Directors, in exercise of their fiduciary duties of care and loyalty, review the Statement of the Purpose of a Corporation signed by our Chairman and Chief Executive Officer, and provide oversight and guidance as to how our Company’s full implementation of this new Statement should alter our Company’s governance or management systems, such as long term plans, goals, metrics, executive and Board compensation, and/or representation of stakeholders in governance of our Company, and publish recommendations regarding implementation.

Support for this resolution is warranted because:

1.	The current pandemic and recovery process elevate the importance of procedures and principles for transparency and accountability of trade-offs between stakeholders, stockholders, executives and short-term returns versus the long-term viability of the company. The Company’s commitment to its stakeholders is being tested in the pandemic environment. The limited responses of federal level health and economic relief and recovery efforts are placing increased onus on our Company to operate in the highest ethical and transparent manner.

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2.	Clear principles and processes would safeguard public perception and shareholder confidence. In contrast to the Statement, the currently stated “corporate purpose” of Goldman Sachs Group Inc. according to the Articles of Incorporation is simply to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Background

The Business Roundtable Statement of the Purpose of the Corporation issued in August 2019 and signed by the CEO of our company, implies a corporate commitment to all the company’s stakeholders, not just to the stockholders. The statement notes:

While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders.

For instance, the Statement commits the companies to “Investing in our employees. This starts with compensating them fairly and providing important benefits.” It further commits companies to “Supporting the communities in which we work. We respect the people in our communities and protect the environment by embracing sustainable practices across our businesses.”

The Business Roundtable’s Statement is touted by the endorsers and materials accompanying it as going “beyond shareholder primacy.” As such, our CEO’s sign-on to the Statement raises very important questions for the Company, the board, and its shareholders. To what degree is the corporation responsible to its stakeholders, beyond its investors? How will it balance these interests and commitments? Is commitment to all the equivalent of accountability to “none?”

Our Company’s existing governance documents evolved in an environment of shareholder primacy, but the Statement articulates a new purpose, mov[ing] away from shareholder primacy, and includes commitment to all stakeholders. … the Statement, as company policy, may conflict with [Delaware] law unless integrated into Company governance documents, including bylaws, Articles of Incorporation, and/or Committee Charters.

The potential clash between the practical application of the commitments in the Statement to “all stakeholders” and the Company’s governance documents and practices rooted in shareholder primacy trigger a need for review and consideration by the Board. Shareholders have a right to understand how the members of the Board will approach implementing these new commitments, while maintaining their legal and fiduciary duties to shareholders.

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COVID-19 is Testing Our Company’s Stakeholder Commitment

In the current pandemic and in the unusual process of recovery that will follow, the company’s commitment to its stakeholders is being put to the test. There are few guiding principles or procedures provided in the company’s governance documents to ensure transparency and accountability in addressing conflicting interests of stakeholders, for instance, ensuring company loyalty to employees.

The sustainability of the company in this difficult time is paramount, but the question raised by the proposal is whether there are guiding principles for decisions when there is evident conflict among stakeholders. As demonstrated by the 2008 Troubled Assets Relief Program (TARP), in an atmosphere in which trillions of dollars in government support and bailouts are at issue, the scrutiny of our company and others will intensify regarding questions at the core of this proposal.

For instance, when it comes to trade-offs against the support of employees, how is the company guided in deciding whether, in this environment, to:

•	continue to give bonuses to executives?
•	conduct stock buybacks?
•	pay employees during furlough?
•	pay dividends?
•	provide and/or improve healthcare benefits for all employees regarding COVID-19?

What are the procedural mechanisms for resolving these issues with transparency and accountability? Changes in the governance process could enhance accountability. For instance, it has been suggested that US companies ensure that nonexecutive employees have seats on the board directors. Alternatively, other consultative mechanisms could be established through governance vehicles.

As corporate lawyers David A. Katz and Laura A. McIntosh have noted regarding the pandemic and boards of directors on the Harvard Law School Forum on Corporate Governance:

The physical health and financial health of corporate stakeholders are intertwined in this crisis. As it confronts this dual threat, management should review with the board the viability of the enterprise from short-, medium-, and long-term perspectives in order to ascertain that corporate strategies are in place, with the board being updated as needed, to maintain that viability.1

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1 Katz, David A. and Laura A. McIntosh (April 8, 2020). Excerpt from Director Oversight in the Context of COVID-19 on the Harvard Law School Forum on Corporate Governance, Wachtell, Lipton, Rosen & Katz.

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Company’s opposition statement and stakeholder programs do not negate the need for proposal

The opposition statement asserts that the company has already implemented the Proposal because it has in place policies and procedures designed to ensure the interests of all stakeholders are taken into account. Yet in practice these policies and practices have led to numerous misalignments with stakeholder interests.

Irreconcilable: sustainability commitment and role in fossil fuel development. It is hard to reconcile company practices and the Statement which asserts a commitment to “a healthy environment” and “to respect the people in our communities and protect the environment by embracing sustainable practices across our businesses.”

Global agreements indicate that fossil fuel consumption and production must be reduced sharply to head off catastrophic climate change. Yet, from 2016-2019, Goldman Sachs has had a large stake in fossil fuel investments, despite the need under the global climate agreements to sharply curtail fossil fuel consumption and development! According to Banking and Climate Change: Fossil Fuel Finance Report Card 2020, Goldman Sachs provided over $83 billion in fossil fuel financing.

Additional misalignment with stakeholder interests. Recent history is full of demonstrations that our company’s commitment to its stakeholders is at times tenuous. For instance, the company has a legacy of investment and lending abuses including the creation and marketing of toxic securities, and foreign exchange and market manipulation2. As a substantial political actor in the US and internationally, the company exercises an oversized political and economic influence. The importance of these issues is magnified by the size and complexity of the investment bank itself, designated a Global Systemically Important Bank (GSIB) (or Too Big to Fail) by the Financial Stability Board and domestically as a Systemically Important Financial Institution (SIFI) by the Financial Stability Oversight Council3. Of particular concern is the record of subsidy and bailout, preferential taxation and regulatory treatment. Economists and researchers at multilateral economic institutions have also flagged the company’s operations in speculative and short-term investment activities, undermining long-term sustainable finance, economic stability and promoting inequitable distributions of capital and political power.4 These examples demonstrate a likely conflict between Company practices and the Statement’s commitment to “respect the people in our communities” and “to leverage our people and capital to drive sustainable growth, increase financial empowerment and advance environmental progress”5

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2 Role in the financial crisis of 2007–2008 ; Bonuses paid to employees in 2009 despite financial crisis; Benefits from the government bailout of AIG; Sale of Dragon Systems to Lernout & Hauspie despite accounting issues; Stock price manipulation; Use of offshore tax havens; Involvement in the European sovereign debt crisis; Advice to short California bonds underwritten by the firm; Personnel "revolving-door" with US government; Insider trading cases; Abacus mortgage-backed CDOs and $550 million settlement (2010); Alleged commodity price manipulation; Unauthorized trades by Goldman Sachs trader Matthew Marshall Taylor; Goldman Sachs Commodity Index and the 2005–2008 Food Bubble; Aluminum price and supply; Oil futures speculation; Danish utility sale (2014); Libya investment losses (2013); Improper securities lending practices; and MDB Malaysian sovereign wealth fund scandal (2015–)

3 Additionally, Goldman Sachs has its own political action committee the GS PAC, which, while legal, is a vehicle to fund political campaigns and causes in a less limited and opaque manner. Additionally, Treasury regularly reports to SIFMA which is a lobbying trade association for broker-dealers, investment banks and asset managers, which both Goldman Sachs & Co. LLC and Goldman Sachs Asset Management, L.P. are members. Additionally, Goldman Sachs is a member of other powerful lobbying trade associations and industry groups including the Council of Institutional Investors (CII) and American Bankers Association (ABA).

4 “Financial liberalization and the globalization of finance, have also resulted in changes in the financial structure – the markets, institutions and instruments that define the global financial architecture. Increasingly a small number of centralized financial institutions intermediate global capital flows and the investment decisions of a few individuals in these institutions determine the nature of the “exposure” of the global financial system. This has implications for the accumulation of risk and vulnerability to financial crisis in markets where agents tend to herd. Associated with this increasing risk, are changes in the business practices and motivations of financial firms that reduce the role of finance in ensuring broad-based economic growth. Together with the constraints on fiscal, exchange rate and monetary policy set by large capital flows, this can limit the prospects of long-run, noninflationary growth as well” Chandrasekhar, C.P. (November 2008). “Global Liquidity and Financial Flows to Developing Countries: New Trends in Emerging Markets and their Implications”, G-24 Discussion Paper Series, No. 52, UNCTAD, United Nations. See also: Blundell-Wingnall, Adrian and Paul Atkinson (in collaboration with Samuel Eddins) (2011). “Global SIFIs, Derivatives and Financial Stability”. OECD Journal: Financial Market Trends, Volume 2011 - Issue 1; and Seguino, Stephanie (April 25, 2011). “Financialization, Distribution, and Inequality”, Paper presented at the DAWN Development Debates, January 18-20, 2010, Port-à-Piment, Mauritius, Africa.

5 Goldman Sachs’ Statement on the Resolution for the Proxy Materials

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How will Goldman integrate systemic change into the firm’s corporate and business practices if they interfere with the goals of sustainable growth, financial empowerment and environmental progress? For example, how does the stakeholder commitment ensure that the company’s oversized influence on policy of sovereign nations does not overrun the interests of stakeholders in those nations including indigenous populations and those already politically and economically marginalized? Further, using Gerald Epstein and Pierre Habbard’s recommendations for global financial stability and equitable sustainable growth as guideposts, how will Goldman:

1.	Limit de-stabilizing short term bets by financial traders that disrupt the efficient functioning of financial markets, and threaten to drive financial actors and institutions into liquidity or solvency crisis?
2.	Limit the destructive risk taking that places the Company at risk, and through their high degree of leverage and interconnections to other sectors and institutions in the economy, places the whole economy at risk?
3.	Re-orient the institution away from risky and destructive activities toward those that contribute to investment in productivity enhancing technologies, provide good well-paying and meaningful jobs, and provide capital and insurance facilities to improve the operations of the economy for people?[6]

A harm mitigation approach would only represent the first step toward deeper reforms as proposed by the proposal, to ensure the type of alignment implied by the Statement.

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6 See Epstein, Gerald and Pierre Habbard (October 2011). “Speculation and Sovereign Debt – An Insidious Interaction” International Trade Union Confederation and Trade Union Advisory Committee (to the OECD) and Seguino (2011) for more on the role of these activities on financialization and economic and development effects.

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The Controversial Statement of Purpose

The August 2019 issuance of the Business Roundtable’s new Statement on the Purpose of the Corporation has kicked up a cloud of confusion and controversy regarding the public and private purposes of a corporation. Numerous legal and corporate scholars argue that the Statement itself violates the fiduciary duties of directors, that it involves misleading communications, and that it unlawfully attempts to supplant shareholder primacy. For instance, an article in Fiduciary News asked outright, “Did Business Roundtable Just Break a Fiduciary Oath?”7 In this article, the author asked a question of investment advisors such as the proponent:

“What potential fiduciary liability might an investment adviser have by knowingly using client assets to purchase shares of companies whose CEOs are on record of subordinating shareholder interest?”

This same concern about subordination of investor interests was also raised by an array of respected voices on corporate governance, from the Council of Institutional Investors to Delaware law expert Charles S. Elson, in coverage by Pensions and Investments:

“In its own statement, the Council of Institutional Investors — whose pension fund, endowment and foundation members hold a collective $4 trillion in assets — warned the policy shift would diminish shareholder rights and, in the absence of new mechanisms to assure accountability of boards and management, would lead to "accountability to no one."

Long-term views and strategies are important, CII officials said in the statement, but "if 'stakeholder governance' and 'sustainability' become hiding places for poor management," the economy or pubic equity markets will suffer.8

Elson, who is. Chair of Corporate Governance and director of the John L. Weinberg Center for Corporate Governance at the University of Delaware, Newark, views the new Business Roundtable policy as "a mistake."

The driving force behind the new Statement appears to be a groundswell of sentiment from the public, and particularly employees, that companies must have accountability to other socially derived governing principles beyond short-term profiteering. As reported in Fortune Magazine's coverage of the BRT statement, the driver for this new initiative of BRT was widespread public and employee unrest regarding the purpose of the corporation and the need for a public mission, noting a survey of 1,026 adults which found that nearly three-quarters (72%) agree that public companies should be “mission driven” as well as focused on shareholders and customers.

Today, as many Americans (64%) say that a company’s “primary purpose” should include “making the world better” as say it should include “making money for shareholders.”

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7 Carosa,Christopher (August 27, 2019). “Did Business Roundtable Just Break A Fiduciary Oath?”, FiduciaryNews.com.. http://fiduciarynews.com/2019/08/did-business-roundtable-just-break-a-fiduciary-oath/

8 Bradford, Hazel (September 02, 2019). “CEOs face pushback over stakeholder refocus”, Pensions and Investments.. https://www.pionline.com/governance/ceos-face-pushback-over-stakeholder-refocus

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But CEOs invariably say the constituency that’s truly driving their newfound social activism is their employees. Younger workers expect even more from employers on this front.…9 (Emphasis added).

Value Edge Investors has compiled responses to the Statement, collecting all manner of sources, from reader responses to top news publication commentary. For instance, it notes Fortune reader responses, like this one:

“Every CEO focuses extensively on the “needs of society” ... until they have a bad quarter.” 10

And authors at the Wall Street Journal, noted:

"The Business Roundtable’s statement was a significant step in the right direction. But for those who signed—and, by extension, for all American corporations—now comes the hard part: turning this vision into something measurably meaningful."11

Conclusion

In sum, support for this resolution is warranted because:

1. Shareholders need a better understanding, along with other stakeholders, as to the procedures and principles under which the company will make trade-offs between its stakeholders in the short, medium and long-term. Among other things, shareholders need to understand where they “stand in line” among the firm’s stakeholders, with parameters to guide their expectations of how the Company views its new model of value generation and what commitments the Company can make to shareholders in the short and medium term in pursuit of this long-term value creation.

2. The Company’s stated commitment to its stakeholders is being tested in the pandemic and in the recovery that will follow. Clear principles and processes would safeguard public perception and shareholder confidence.

3. In contrast to the Statement, the currently stated “corporate purpose” of Goldman Sachs, according to the Articles of Incorporation, is simply to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. The board must do its job as fiduciaries and provide greater clarity.

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9 Murray, Alan (August 19, 2019). “America’s CEOs Seek a New Purpose for the Corporation”, Fortune. https://fortune.com/longform/business-roundtable-ceos-corporations-purpose/

10 Murray, Alan and David Meyer (August 20, 2019) “Feedback on the Business Roundtable Shift: CEO Daily”, Fortune. https://fortune.com/2019/08/20/feedback-on-the-business-roundtable-shift-ceo-daily

11 Wartzman, Rick and Kelly Tang (October 27, 2019). "The Business Roundtable’s Model of Capitalism Does Pay Off," Wall Street Journal. https://www.wsj.com/articles/the-business-roundtables-model-of-capitalism-does-pay-off-11572228120

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The proponents urge you to vote FOR Item #5 on the proxy, the Shareholder Proposal Requesting Board Review of the BRT Statement of the Purpose of the Corporation and Report to Shareholders at the Goldman Sachs Group, Inc. Annual Meeting on April 30, 2020

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Goldman Sachs Group Inc. Item # 5 – submitted by Harrington Investments, Inc., please contact John Harrington, Harrington Investments, Inc. at 800-788-0154 or via email at brianna@harringtoninvestments.com.

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